Exhibit 12.1

Oglethorpe Power Corporation

Computation of Equity Ratio and

Margins for Interest Ratio

	Year ended December 31,
	2018	2017	2016	2015	2014

Computation of Equity Ratio:
Patronage capital	$962,286	$911,087	$859,810	$809,465	$761,124

Total capitalization	$9,792,592	$8,945,892	$8,863,137	$8,214,739	$7,894,059
Unamortized debt issuance costs and bond discounts	103,331	95,613	101,261	97,988	101,939
Long-term debt and capital leases due within one year	522,289	216,694	316,861	189,840	160,754
Total long-term debt and equities	$10,418,212	$9,258,199	$9,281,259	$8,502,567	$8,156,752

Equity Ratio	9.2%	9.8%	9.3%	9.5%	9.3%

Computation of Margins for Interest Ratio:
Net margin	$51,199	$51,277	$50,345	$48,341	$46,635
Less: income from equity investees	(1,547)	(1,404)	(1,413)	(1,618)	(1,712)
Adjusted net margin	49,652	$49,873	$48,932	$46,723	$44,923

Interest for debt secured under the first mortgage indenture	354,313	355,915	349,227	333,556	320,715
	$403,965	$405,788	$398,159	$380,279	$365,638

Margins for Interest Ratio	1.14	1.14	1.14	1.14	1.14